UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________________________

LEAPFROG ENTERPRISES, INC.
(Name of Subject Company (Issuer))
__________________________________

BONITA MERGER SUB, L.L.C.
(Offeror)
A Wholly-Owned Subsidiary of

VTECH HOLDINGS USA, L.L.C.
(Offeror)
An Indirect Wholly-Owned Subsidiary of

VTECH HOLDINGS LIMITED
(Offeror and Parent)
(Names of Filing Persons)
____________________________________

Class A Common Stock, Par Value $0.0001 Per Share
Class B Common Stock, Par Value $0.0001 Per Share

(Title of Classes of Securities)
____________________________________

52186N106

(CUSIP Number of Class A Common Stock)

None

(CUSIP Number of Class B Common Stock)
______________________________________

Nick Delany
Chairman
VTech Holdings USA, L.L.C.
1156 W. Shure Dr. #200
Arlington Heights, IL 60004
(847) 400-3600

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of Filing Persons)

With copies to:
Richard V. Smith, Esq.
Mark W. Seneca, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5700

CALCULATION OF FILING FEES

Transaction Valuation*	Amount of Filing fee*
Not applicable	Not applicable

*  Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒ Check the box if the filing relates solely to preliminary communications made before` the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of Class A and Class B common stock of LeapFrog Enterprises, Inc., a Delaware corporation ("LeapFrog"), by Bonita Merger Sub, L.L.C., a Delaware limited liability company ("Bonita"), a wholly-owned direct subsidiary of VTech Holdings, L.L.C., a wholly-owned indirect subsidiary of VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability ("VTech"), to be commenced pursuant to the Agreement and Plan of Merger, dated as of February 5, 2016 by and among LeapFrog, Bonita and VTech.

The following documents related to the tender offer are attached as exhibits to this communication:

•	Ammouncement of VTech filed with The Stock Exchange of Hong Kong Limited dated February 5, 2016; and
•	Joint Press Release of VTech and Leapfrog dated February 5, 2016.

Important Additional Information

The tender offer for the outstanding shares of common stock of Leapfrog has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Leapfrog common stock.  The solicitation and the offer to purchase shares of Leapfrog common stock will be made pursuant to an offer to purchase and related materials that VTech and certain of its affiliates intend to file with the U.S. Securities and Exchange Commission (the "SEC").

At the time the tender offer is commenced, VTech and certain of its affiliates will file a tender offer statement on Schedule TO with the SEC, and Leapfrog will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  Both the tender offer statement and the solicitation/recommendation statement will be mailed to Leapfrog shareholders free of charge.  A free copy of the tender offer statement and the solicitation/recommendation statement is available to all Leapfrog stockholders by contacting [VTech/Leapfrog] at [email address] or by phone at [phone no.]. The tender offer statement and solicitation/recommendation statement (including all documents filed with the SEC) are free by accessing the SEC's website at www.sec.gov.

BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER, LEAPFROG STOCKHOLDERS ARE ADVISED TO READ AND CONSIDER CAREFULLY THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, EACH AS MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND ITS PARTIES.

Item 12.	Exhibits.

Exhibit Number	Title and Description
99.1	Announcement of VTech filed with The Stock Exchange of Hong Kong Limited dated February 5, 2016
99.2	Joint Press Release of VTech and Leapfrog dated February 5, 2016